Exhibit 99.1

PRESTIGE WEALTH INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2025	September 30, 2024
	(Unaudited)
ASSETS
Cash and cash equivalents	$6,661	$13,190
Accounts receivable	12,770	12,916
Contract asset	—	483
Note Receivables, net	682,831	753,699
Amounts due from related parties, net	—	—
Right-of-use assets	—	158,458
Income tax receivables	71,994	40,221
Prepaid deposit for acquisition	—	1,999,400
Deposit for long term investment	2,881,081	2,631,081
Prepaid expenses and other assets, net	309,216	718,155
Goodwill	13,674,164	—
Intangible assets	512,460	—
Total assets	$18,151,177	$6,327,603

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Tax payable	$—	$15,057
Lease liability	—	180,517
Amounts due to related parties	—	85,601
Deferred tax liabilities	98,419	11,390
Deposits from private placement	—	2,750,000
Other payables and accrued liabilities	2,104,283	244,270
Total liabilities	$2,202,702	$3,286,835

Shareholders’ equity
Ordinary share ($0.000625 par value, 160,000,000 shares authorized, 46,303,070 shares issued and outstanding as of March 31, 2025 and 14,466,667 shares issued and outstanding as of September 30, 2024)*	$28,940	$9,042
Additional paid in capital	26,169,691	6,314,516
Subscription receivable	(3,334,722)	—
Accumulated deficit	(6,868,924)	(3,233,836)
Accumulated other comprehensive income	(46,510)	(48,954)
Total shareholders’ equity	$15,948,475	$3,040,768
Total liabilities and shareholders’ equity	$18,151,177	$6,327,603

*	The ordinary shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Net revenue
Wealth management services
Referral fees	$287	$11,685

Asset management services
Advisory service fees	—	459,974
Management fees	—	25,970
Subtotal	—	485,944
Total net revenue	287	497,629

Gross Margin	287	497,629

Operation cost and expenses
Selling, general and administrative expenses	3,716,180	1,105,629
Total operation cost and expenses	3,716,180	1,105,629

Loss from operations	(3,715,893)	(608,000)

Other income	33,857	118,580

Loss before income taxes	(3,682,036)	(489,420)
Income taxes benefits (expenses)	46,948	(14,009)

Net loss	$(3,635,088)	$(503,429)

Other comprehensive income
Foreign currency translation adjustment	2,444	681
Total comprehensive income	$(3,632,644)	$(502,748)

Loss per ordinary share
Basic and diluted	$(0.127)	$(0.055)

Weighted average number of ordinary shares outstanding*
Basic and diluted	28,684,671	9,150,000

*	The ordinary shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Subscription	Additional paid	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	receivable	in capital	earnings	income (loss)	equity
Balance, September 30, 2023	9,150,000	$5,719	$—	$2,570,664	$3,642,994	$(36,832)	$6,182,545
Net loss	—	—	—	—	(503,429)	—	(503,429)
Foreign currency translation adjustment	—	—	—	—	—	681	681
Balance, March 31, 2024 (Unaudited)	9,150,000	$5,719	$—	$2,570,664	$3,139,565	$(36,151)	$5,679,797

Balance, September 30, 2024	14,466,667	$9,042	$—	$6,314,516	$(3,233,836)	$(48,954)	$3,040,768
Net loss	—	—	—	—	(3,635,088)	—	(3,635,088)
Issuance of common shares	26,115,656	16,323	(3,334,722)	15,864,058	—	—	12,545,659
Warrants issued	—	—	—	9,703,000	—	—	9,703,000
Warrants exercised	5,720,747	3,575	—	(5,711,883)	—	—	(5,708,308)
Foreign currency translation adjustment	—	—	—	—	—	2,444	2,444
Balance, March 31, 2025 (Unaudited)	46,303,070	$28,940	$(3,334,722)	$26,169,691	$(6,868,924)	$(46,510)	$15,948,475

*	The ordinary shares are presented on a retroactive basis to reflect the Company’s share subdivision on July 15, 2022.

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	(3,635,088)	(503,429)
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax benefit	(47)	(2,570)
Allowance for credit losses	(1,384)	702,127
Amortization of Right-of-use assets	99,343	63,932
Interest on Lease liabilities	5,030	6,681
Shares-based compensation	2,481,450	—
Gain on termination of Right-of-use assets	(126,423)	—
Changes of Working Capital
Accounts receivable	—	(164,570)
Contract assets	483	14,506
Amounts due from related parties	—	(70,628)
Prepaid expenses and other assets	408,556	(3,336,419)
Income tax receivable	(9,661)	(16,493)
Leases	—	(66,611)
Amounts due to related parties	—	190,970
Income tax payable	(37,207)	9,682
Other payables and accrued liabilities	732,064	177,242
Net cash used in operating activities	(82,884)	(2,995,580)

Cash flows from investing activities:
Loan to a third party	(29,132)	(1,060,000)
Loan & interest repayment from a third party	100,000	3,922,641
Deposit for long term investment	(250,000)	—
Net cash (used in) provided by investing activities	(179,132)	2,862,641

Cash flows from financing activities:
Proceeds from private placement	250,000	—
Net cash provided by financing activities	250,000	—

Effect of exchange rate changes on cash and cash equivalents	5,487	(3,820)

Net change in cash and cash equivalents	(6,529)	(136,759)

Cash and cash equivalents, beginning of the year	13,190	631,307
Cash and cash equivalents, end of the year	$6,661	$494,548

Supplemental cash flow information
Income tax paid	$—	$(40,112)
Supplemental disclosure of non-cash operating activities
Net off of amount due to/from RPT	$—	$120,342

See notes to the consolidated financial statements

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION

Prestige Wealth Inc. (“PWI”, or the “Company”) is a limited liability company established under the laws of the Cayman Islands on October 25, 2018. It is engaged in providing wealth management services and asset management services to high net worth and ultra-high net worth individuals and enterprises through its subsidiaries.

PRESTIGE PRIVATE WEALTH MANAGEMENT LIMITED (“PPWM”), which was 100% owned by PWI, was incorporated in British Virgin Islands on May 23, 2014, and is engaged in providing wealth management services for the referral fees.

Prestige Wealth Management Limited (“PWM”) is a wholly owned subsidiary of PPWM. It was established on January 26, 2015 in Hong Kong, and provides wealth management services to third parties.

PRESTIGE ASSET INTERNATIONAL INC. (“PAI”) was incorporated in British Virgin Islands on December 4, 2015 and was 100% owned by PWI.

Prestige Asset Management Limited (“PAM”) is a wholly-owned subsidiary of PAI. It was established in accordance with laws and regulations of Hong Kong on December 14, 2015, and serves as investment advisor and provides investment advisory services to third parties with respect to identifying suitable target investment projects that fit the specific investment needs of investors.

Prestige Global Asset Management Limited (“PGAM”) is a wholly-owned subsidiary of PAI. It was established on June 8, 2016 under the laws of the Cayman Islands, and provides asset management services by managing various investment portfolios for high net worth and ultra-high net worth individuals and enterprises.

Prestige Global Capital Inc. (“PGCI) is a wholly-owned subsidiary of PAI. It was established on November 3, 2020 under the laws of the Cayman Islands, and provides asset management services by serving as a general partner of an Exempted Limited Partnership.

Prestige Wealth America Inc. (“PWAI”) is a wholly owned subsidiary of PPWM. It was established on February 15, 2022 in California, and provides wealth management services to third parties.

AISYS Inc. (“AISYS”) was incorporated in the British Virgin Islands on May 10, 2024 and is 100% controlled by PWI.

SPW Global Inc (“SPW”) was incorporated in the British Virgin Islands on March 11, 2024, which in turn wholly owns Wealth AI PTE LTD. (“Wealth AI”). On November 4, 2024, PWI completed its acquisition of all shares of SPW.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION (cont.)

Wealth AI PTE LTD. (“Wealth AI”) is a wholly-owned subsidiary of SPW. It was established May 20, 2022 in Singapore, and offers personalized, cost-effective wealth management solutions using artificial intelligence.

Tokyo Bay Management Inc. (“Tokyo Bay”) was incorporated in the British Virgin Islands on April 05, 2024, Tokyo Bay is a company based in Tokyo, Japan, providing wealth management services, family affairs services, lifestyle management services and related value-added services to high-net-worth clients in Japan. PWI completed its acquisitions of Tokyo Bay on December 16, 2024.

InnoSphere Tech Inc. (“InnoSphere Tech”) was incorporated in the British Virgin Islands on October 28, 2024, and it is a technology company that leverages its advantages in web scraping technology to collect data on finance, wealth management, and related industries according to international standards. PWI completed its acquisitions of InnoSphere Tech on December 16, 2024.

InnoSphere Tech Pte. LTD. (“InnoSphere Singapore”) is a wholly-owned subsidiary of InnoSphere Tech. It was established on February 20, 2025 in Singapore, and it focuses on developing platforms integrating AI based technology.

Group chart of the Company after reorganization is set out below:

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 ORGANIZATION (cont.)

Details of the subsidiaries of the Company after reorganization are set out below:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
PPWM	May 23, 2014	British Virgin Islands	100%	Wealth management service provider
PWM	January 26, 2015	Hong Kong	Wholly owned subsidiary of PPWM	Wealth management service provider
PAI	December 4, 2015	British Virgin Islands	100%	Inactive
PAM	December 14, 2015	Hong Kong	Wholly owned subsidiary of PAI	Investment advisor
PGAM	June 8, 2016	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider
PGCI	November 3, 2020	Cayman Islands	Wholly owned subsidiary of PAI	Asset management services provider
PWAI	February 15, 2022	California	Wholly owned subsidiary of PPWM	Wealth management service provider
AISYS	May 10, 2024	British Virgin Islands	100%	Inactive
SPW	March 11, 2024	British Virgin Islands	100%	Inactive
Wealth AI	May 20, 2022	Singapore	Wholly owned subsidiary of SPW	Wealth management solutions provider
Tokyo Bay	April 05, 2024	British Virgin Islands	100%	Wealth management service provider
InnoSphere Tech	October 28, 2024	British Virgin Islands	100%	Service provider based on AI technology
InnoSphere Singapore	February 20, 2025	Singapore	Wholly owned subsidiary of InnoSphere Tech	Service provider based on AI technology

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated balance sheet as of September 30, 2024, which has been derived from audited financial statements, and the unaudited interim condensed consolidated financial statements as of March 31, 2025 and for the six months ended March 31, 2025 and 2024 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and disclosures, which are normally included in financial statements prepared in accordance with United States generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. Management believes that the disclosures made are adequate to provide a fair presentation. The interim financial information should be read in conjunction with the financial statements and the notes for the fiscal years ended September 30, 2024 and 2023.

This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s financial statements are expressed in U.S. Dollars.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited condensed consolidated financial position as of March 31, 2025, its consolidated results of operations and cash flows for the six months ended March 31, 2025 and 2024, as applicable, have been made. The interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

The Group adopted ASC Topic 606 (“ASC 606”), Revenue from Contract with Customers, with effect from October 1, 2019, using the modified retrospective method applied to those contracts which were not completed as October 1, 2019.

Under Topic 606, the entity should recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue recognition policies for each type of service are discussed as follows:

Advisory service fees

The Company acts as ongoing advisor to the client and provides a package of advisory services, including but not limited to, advising on global asset allocation, selecting and recommending suitable promotion or distribution channels for the issuance of the fund, coordinating daily operation and setting up meetings during post-establishment period, selecting and coordinating with lawyers for legal agreements and documents preparation, selecting qualified fund service providers, etc., as needed during the agreed-upon service period. Each contract of advisory service is accounted for as a single performance obligation which is satisfied over the service period. The Company allocates the transaction price to the single performance obligation based on a fixed annual fee and recognized revenue over the service period on a monthly basis.

Referral fees

The Company enters into contracts with brokers and refers high net worth or ultra-high net worth client who subscribe to wealth management products from the brokers, such referral service is regarded as the single performance obligation. The Company is then entitled to receive referral fees paid directly by the brokers; the referral fees are computed as a percentage of the premiums paid by the clients for purchase of the wealth management products distributed by the brokers.

When the client was referred to the broker, and relative wealth management products were successfully subscribed by the client, the performance obligation was satisfied. Revenue on first year premiums and if applicable, renewal premiums is recognized at the point in time when a client referred by the Company subscribes to wealth management products through the use of brokers the Company works with and such client has paid the requisite premiums and the applicable free look period has expired. Contract asset is recognized for the unbilled renewal referral fee as relevant service is provided, but payment contingent on the completion of the renewal. There is no significant financing component since the difference between the promised consideration and cash selling price of the service arises for reason other than the provision of finance to either the customer or the Company, and the difference between those amounts is proportional to the reason for the difference

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Management fees

The Company is entitled to receive a management fee of one-twelfth of 0.4% to 1.5% of the net asset value attributable to client’s respective equity holding positions in each fund (before deduction of that months’ management fee and any accrued performance fee) on a monthly basis, and it is nonrefundable.

The Company is entitled to receive a management fee from either the discretionary account management or the fund the Company used to manage, Prestige Capital Markets Fund I L.P., which is of 1.5% to 2.5% of such investor’s subscription amount with respect to such investment as of the date of determination, and it is non-refundable.

For the fund Prestige Capital Markets Fund I L.P., these customer contracts require the Company to provide fund management services, which represents a performance obligation that the Company satisfies over time. The management fee will be payable in US Dollars monthly in arrears as soon as the net asset value calculation was completed by the fund administrator and approved by the Company at the end of each month and recognized as revenue.

Disaggregation of revenue

The following table illustrates the disaggregation of revenue:

	For the six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue
Referral fees	$287	$11,685
Advisory service fees	—	459,974
Management fees	—	25,970
Net Revenue	$287	$497,629

	For the six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Timing of Revenue Recognition
Services transferred at a point in time	$287	$471,659
Services transferred over time	—	25,970
	$287	$497,629

Contract assets

Contract assets represent the Company’s rights to consideration in exchange for services that the Company has transferred to the customer before payment is due. At the point of revenue recognition, the Company has completed all performance under the contract; however, their rights to consideration are conditional on the future renewal. As such, the Company records a corresponding contract assets for the renewal premiums allocated to referral services that have already been fulfilled the whole performance obligation. The Company only recognizes contract assets to the extent that the Company believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer.

The contract assets will increase when the Company recognizes it and will decrease when the payment is due and be reclassified to a receivable.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The contract assets will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Per ASC 606-10-50-4a, impairment losses recognized on receivables or contract assets are disclosed separately from other impairment losses.

Contract assets are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on estimates, historical experience and other factors surrounding the credit risk of specific clients. Uncollectible accounts are written-off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected.

Contract assets as of March 31, 2025 and September 30, 2024 are as follows:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Contract assets, net	$—	$483

During the year ended September 30, 2024, the Group recognized that the contract assets which derived from insurance commission, required a full allowance due to the non-renewal of the insurance. As of September 30, 2024, the allowance for credit losses were $74,622.

The significant changes in the contract assets balances during the six months ended March 31, 2025 and the year ended September 30, 2024 are as follows:

Contract assets
USD
Balance as of 9/30/2023	91,565
Net off amount of payment due	(17,414)
Provision of current expected credit losses	(74,622)
Exchange diff.	954
Balance as of 9/30/2024	483
Net off amount of payment due	(482)
Exchange diff.	(1)
Balance as of 3/31/2025 (Unaudited)	—

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

When there is a change in ownership interests that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Company’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. “Net income (loss)” on the consolidated income statements includes the “net loss attributable to non-controlling interests”. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets.

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Intangible assets are stated at cost less any impairment losses and are amortized on the straight-line basis over their estimated useful lives. The principal estimated useful lives of intangible assets are as follows:

Categories	Estimated useful lives
Software	5-10 years
Patent	8-15 years
Trademark	10 years
Customer relationship	9 years
Non-patented technology	10 years

The useful economic life for software is based on the anticipated number of years the software will retire due to significant upgrades to the software. The useful life of patent is estimated based on the shorter of legal registered period and the period over which the patent is expected to generate economic benefit. The useful life of trademarks is based on the estimated periods that the Group intends to derive future economic benefits from the use of the assets. Besides, The Group also takes into account factors including the duration of the patent and trademark, as well as the useful lives of similar assets in the marketplace. The customer relationship was acquired in a business combination recognized separately from goodwill and is initially recognized at its fair value at the acquisition date, which is regarded as their cost. Purchased non-patented technology is stated at cost less any impairment losses and amortized on the straight-line basis over its estimated useful lives of 10 years.

Warrants

Warrants issued by the Group are classified as equity instruments. The proceeds received, or the fair value of the warrants issued as part of a business combination or other equity financing, is recorded within additional paid-in capital upon issuance. Subsequent transactions, including the exercise or expiration of these warrants, are treated as reclassifications between equity accounts and do not result in the recognition of gain or loss in the consolidated statements of operations.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. Impairment of long-lived assets were nil and nil as of March 31, 2025 and September 30, 2024, respectively.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Subscription receivable

As of March 31, 2025, subscriptions receivable represented the commitment from an investor to purchase capital stock of the Group. Since the shares had already been issued, and the amount was not yet received by the Group, this item was recorded as subscriptions receivable on the equity section of the Group’s balance sheet as of March 31, 2025.

Segment Reporting

In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise of which separate financial information and operating results are available and regularly reviewed by the Company’s chief operating decision maker (“CODM”). The Company has one operating and reportable segment with one business activity – earning referral fee from brokers. The Company’s CODM is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a consolidated basis. The CODM uses the consolidated income or loss from operations and net income (loss) to evaluate financial performance, make decisions and allocate resources. The CODM also reviews the functional expenses such as selling and marketing expenses, research and development expenses and general and administrative expenses at the consolidated level to manage the Company’s operations. The CODM does not use asset or liability information in assessing the Company’s operating segment.

Recently Issued Accounting Standards adopted by the Company

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The Company adopted this guidance during the period ended March 31, 2025. The impact of the adoption of this guidance was not material to our financial position or results of operations, as the requirements impact only segment reporting disclosures in our notes to financial statements. See Segment Reporting above for further details.

Recently Issued Accounting Standards, not yet Adopted by the Company

The ASU 2025-01: Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) issued in January 2025 clarified the effective date of ASU 2024-03 published on November 4, 2024. ASU 2024-03 expanded the disclosure of financial statements under ASC 220-40 and requires public business entities (“PBE”) to provide a disaggregated disclosure of certain expense captions into specified categories in disclosure within the footnote to the financial statements while it does not change the expense captions on the face of the income statement. In the footnote to the financial statements, PBEs are required to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. This ASU will be effective for PBEs for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is allowed. The Company is evaluating the impact of the adoption of this guidance in its consolidated financial statements.

The ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances existing income tax disclosures primarily related to the rate reconciliation and income taxes paid information. With regard to the improvements to disclosures of rate reconciliation, a public business entity is required on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Similarly, a public entity is required to provide the amount of income taxes paid (net of refunds received) disaggregated by (1) federal, state, and foreign taxes and by (2) individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures, for example, an entity is required to provide (1) pretax income (or loss) from continuing operations disaggregated between domestic and foreign, and (2) income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU will be effective for annual periods beginning after December 15, 2024. Entities are required to apply the ASU on a prospective basis. The adoption of ASU 2023-09 is not expected to materially impact the Company’s consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued ASUs by the FASB, except for the ones mentioned above, are not expected to have a significant impact on the Company’s consolidated results of operations or financial position.

Note 3 CONCENTRATIONS

Credit risk

Credit risk is the risk that an issuer or counterparty will be unable or unwilling to meet a commitment (including the payment of amounts arising from derivative contracts) in full when due, that the issuer or counterparty have entered into with the Company. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The bank accounts are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of March 31, 2025 and September 30, 2024, $4,031 and $293,804 were deposited in banks located in Hong Kong, respectively.

Concentration risk

Concentration of customers

	For the six months ended March 31,
Revenues	2025	%	2024	%
	(Unaudited)		(Unaudited)
Company A	*	*	250,000	50.24
Company B	*	*	209,974	42.19
Company N	287	100.00	11,685	2.34
	$287	100.00	$459,974	92.43

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 CONCENTRATIONS (cont.)

Accounts receivable	As of March 31, 2025%		As of September 30, 2024%
	(Unaudited)		(Unaudited)
Company H	4,009	31.18	4,155	31.95
Company I	8,849	68.82	8,849	68.05
	$12,858	100.00	$13,004	100.00

*	represents the % is below 10% which is not presented.

Note 4 BUSINESS COMBINATION

On August 20, 2024, the Company entered into a definitive acquisition agreement, pursuant to which it would purchase all shares of SPW Global Inc. (“SPW”), a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. (“Wealth AI”). Wealth AI is a company based in Singapore that offers personalized, cost-effective wealth management solutions using artificial intelligence. The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 780,000 class A ordinary shares and 1,620,000 class B ordinary shares of PWI issuable to the seller and key employees of the Company. The transaction closed on November 4, 2024.

On November 5, 2024, the Company entered into a definitive acquisition agreement, pursuant to which the Company will purchase all shares of InnoSphere Tech Inc., a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$2,100,000, subject to customary closing purchase price adjustments, in the form of 3,500,000 newly issued Class B Ordinary Shares at a price per Class B ordinary share of US$0.60 to the seller and key employees of InnoSphere Tech Inc. The Company also granted warrants to purchase 2,625,000 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The transaction closed on December 16, 2024.

On November 12, 2024, the Company entered into a definitive acquisition agreement pursuant to which PWM will purchase all shares of Tokyo Bay, a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$1,500,000, subject to customary closing purchase price adjustments, in the form of 2,500,000 newly issued Class B Ordinary Shares of the Company at a price per Class B Ordinary Share of US$0.60 to the seller and key employees of Tokyo Bay. The Company will also grant warrants to purchase 1,875,000 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. The acquisition of Tokyo Bay closed on December 16, 2024.

	Wealth AI	Tokyo Bay	InnoSphere Tech	Total
Net liabilities acquired (including cash of $2,462, accrued liabilities of $43,068)	$(40,606)	$—	$—	(40,606)

Intangible assets(1)	512,460	—	—	512,460
Goodwill	4,657,664	4,055,000	4,961,500	13,674,164
Deferred tax liabilities(2)	(87,118)	—	—	(87,118)
Total	$5,042,400	$4,055,000	$4,961,500	$14,058,900

Total purchase price comprised of:
– cash consideration	$3,000,000	$—	$—	$3,000,000
– share-based consideration	2,042,400	2,085,000	2,943,500	7,070,900
– warrants issued	—	1,970,000	2,018,000	3,988,000
Total	$5,042,400	$4,055,000	$4,961,500	$14,058,900

(1)	The intangible assets mainly arise from the recognition, on a fair value basis, website development of Wealth AI, with an expected useful life of 5 years. The fair values of the intangible assets are based on estimation of the Group with reference to the valuation carried out by an independent qualified professional valuer not connected with the Group.

(2)	The deferred tax liabilities relating to the fair value adjustments of intangible assets amounted to US$87,118, which is calculated at the Singapore Profits Tax rate of 17%.

The transaction resulted in a purchase price allocation of $13,674,164 to goodwill, representing the financial, strategic and operational value of the transaction to the Company. Goodwill is attributed to the premium that the Company paid to obtain the value of the businesses and the synergies expected from the combined operations of the companies and the Group to leverage the transformative potential of artificial intelligence in wealth management business. The total amount of the goodwill acquired is not deductible for tax purposes.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 ACCOUNTS RECEIVABLE

Accounts receivable consist of the following natures:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Referral fees	$4,009	$4,155
Management fees	8,849	8,849
Less: allowance for uncollectible receivables	(88)	(88)
Total	$12,770	$12,916

The aging of accounts receivable before allowance for uncollectible receivables is as follows:

	0 – 90 days	90 – 180 days	180 days – 1 year	1 year above	Total
Referral fees	4,155	—	—	—	4,155
Management fees	—	8,849	—	—	8,849
Balance as of 9/30/2024	$4,155	$8,849	$—	$—	$13,004
Referral fees	—	—	4,009	—	4,009
Management fees	—	—	4,438	4,411	8,849
Balance as of 3/31/2025 (Unaudited)	$—	$—	$8,447	$4,411	$12,858

The movement of allowance is as follows:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Balance at beginning of the year	$88	$87,160
Current year reversal	—	(2,076)
Written-off as uncollectible	—	(85,000)
Changes due to foreign exchange	—	4
Balance at end of the year	$88	$88

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts, and existing economic conditions.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following items:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Fund advance payment(1)	$445,824	$445,846
Deposit for long term investment(2)	3,000,000	2,750,000
Prepaid deposit for acquisition(3)	1,542,020	3,543,210
Rental deposit	—	70,239
Prepayment	278,504	620,200
Amount due from Prestige Financial Holdings Group Limited (“PFHL”)(4)	1,697,836	—
Others	39,862	37,650
Less: allowance for uncollectible receivables	(3,813,749)	(2,118,509)
Total	$3,190,297	$5,348,636
Prepaid deposit for acquisition	—	1,999,400
Prepaid expenses and other assets	309,216	718,155
Deposit for long term investments	2,881,081	2,631,081
Total	$3,190,297	$5,348,636

(1)	The balance as of September 30, 2024 mainly comprised of legal fees and the management fees, which were paid on behalf of the funds. During the year ended September 30, 2024, the Group considered that several funds were closed and the collectability of these amount was low due to the current market situation, the Group provided full allowance for the credit losses accordingly. As of March 31, 2025 and September 30, 2024, were $445,824 and $445,846, respectively.

(2)	The balance as of March 31, 2025 and September 30, 2024 mainly comprised of a deposit payment of US$3 million cash to the acquisition target investee from September 2024.

(3)	The balance as of September 30, 2024 mainly due to in May 2019, the Group made a payment of HK$16 million to a potential acquisition target investee as investment. After the payment, during the due diligence and negotiation process the Group noted that the potential transaction did not meet its initial expectation. As such, the Group decided to cancel this potential transaction. The Group and the target investee have entered into an agreement and will charge an annual interest rate of 6.5% for the HK$16 million ($2,040,296) starting from 1st of October 2019. The Group had received HK$4 million ($516,029) of principal and the related interests incurred from the target in March, 2020. As of March 31, 2025 and September 30, 2024, the Group has booked full allowance of prepaid deposit for acquisition of HK$12 million ($1,542,020 and $1,543,210, respectively). Over a period of more than three years, the Group actively pursued collection, including taking legal action. Upon consultation with its litigation counsel, the Group had sent formal “Letters before Action” several times to press for payment, with no result to date. The Group is preparing to initiate arbitration proceedings in an attempt to collect the prepaid balance. Because the Group has not officially started the proceedings after the “Letters before Action”, the Group still reserves available legal means of collection. The Group will consider writing off any balance if the probability of recovering the prepaid deposit for acquisition is low based on the progress of the potential arbitration proceedings and after discussions with its litigation counsel in the future.

(4)	The balances as of March 31, 2025 mainly represented the balances due from PFHGL, a former related party, for its operation purpose, which were due upon request. On December 7, 2024, the Group received a letter and was informed that PFHGL was in liquidation by an Order made by the Eastern Caribbean Supreme Court in the British Virgin Islands since December 2, 2024. As of the date of this report, the Group was still in the process of collection. During the year ended September 30, 2024, the Group provided a full allowance for credit losses, as the credit risk was perceived as remote. As of March 31, 2025, the allowance for credit losses were $1,697,836. PFHGL is no longer a related party since December 2024.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following items:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Service fee payable	$346,204	$198,815
Accrued payroll	233,593	39,653
Mandatory provident fund payable	1,157	386
Dividend payable	5,187	5,187
Deposits from private placement(1)	—	2,750,000
Consideration payable(2)	1,000,000	—
Others	518,142	229
Total	$2,104,283	$2,994,269

(1)	The balance as of September 30, 2024 mainly comprised of a deposit received of US$2.75 million cash from the investors. On September 9, 2024, the Company entered into a Securities Purchase Agreement with certain accredited investors for a private placement offering

(2)	On November 4, 2024, the Company completed its acquisition of all shares of SPW Global Inc., a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. (‘Wealth AI’), a company incorporated under the laws of Republic of Singapore. On August 20, 2024, the Company entered into a definitive acquisition agreement, pursuant to which it would purchase all shares of SPW Global Inc., which in turn wholly owns Wealth AI. The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 780,000 Class A Ordinary Shares and 1,620,000 Class B Ordinary Shares issuable to the seller and key employees of Wealth AI. As of March 31, 2025, US$1.0 million consideration had not been paid to the seller. And the balance had been paid in full in August 2025.

Note 8 WARRANT DERIVATIVE

On June 24, 2024, the Company entered into a Business Development & Marketing Consulting Agreement with unrelated investor to provide certain services to the Group in connection with business development, market expansion, sales channel establishment, marketing strategies, and product planning in Japan. Under the Consulting Agreement, the Company agreed to pay $850,000 for the services in the form of 1,416,667 at a price of $0.60 of the Company’s ordinary shares and warrants to purchase up to an initial 708,333 of the Company’s ordinary shares with an initial exercise price of $0.72 per share. On January 2, 2025, the warrants were fully exercised in cashless basis at market value of $1.45 per share. The Company newly issued 356,609 class A ordinary shares for the cashless exercise.

On July 1, 2024, the Company entered into a Software Technology Service Contract with unrelated investor to provide complete system customization, development, testing, delivery, and operation and maintenance services to the Company. Under the Service Agreement, the Company agreed to pay $900,000 for the services in the form of 1,500,000 at a price of $0.60 of the Company’s ordinary shares and warrants to purchase up to an initial 750,000 of the Company’s ordinary shares with an initial exercise price of $0.72 per share. On January 2, 2025, the warrants were fully exercised in cashless basis at market value of $1.45 per share. The Company newly issued 377,586 class A ordinary shares for the cashless exercise.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 WARRANT DERIVATIVE (cont.)

On September 9, 2024, the Company entered into a Securities Purchase Agreement with certain accredited investors for a private placement offering (“Private Placement”), pursuant to which the Company received gross proceeds of approximately $3,000,000, before deducting any offering expenses, in consideration of (i) 5,454,545 Class A Ordinary Shares; (ii) Series A ordinary warrants to purchase up to 4,090,909 Class A Ordinary Shares with an initial exercise price of $0.605 per share. (“Series A Warrants”), and (iii) Series B ordinary warrants to purchase up to 4,090,909 Class A Ordinary Shares with an initial exercise price of $0.715 per share. (“Series B Warrants”). The Private Placement closed on October 14, 2024. On January 18, 2025, Series A and Series B warrants were fully exercised in cashless basis at market value of $1.69 per share respectively. The Company newly issued 2,626,412 and 2,360,140 class A ordinary shares for the cashless exercise of Series A and Series B warrants respectively.

On November 5, 2024, the Company entered into a definitive acquisition agreement, pursuant to which the Company will purchase all shares of InnoSphere Tech Inc., a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$2,100,000 in the form of 3,500,000 newly issued Class B Ordinary Shares at a price per Class B ordinary share of US$0.60. The Company also granted warrants to purchase 2,625,000 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72. The transaction closed on December 16, 2024. No warrants were exercise relating to this transaction by the release date of the financial statements.

 On November 12, 2024, the Company entered into a definitive acquisition agreement pursuant to which PWM will purchase all shares of Tokyo Bay Management Inc. (“Tokyo Bay”), a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$1,500,000 in the form of 2,500,000 newly issued Class B Ordinary Shares of the Company at a price per Class B Ordinary Share of US$0.60. The Company also granted warrants to purchase 1,875,000 Class A Ordinary Shares of the Company at an exercise price per share equal to US$0.72. The transaction also closed on December 16, 2024. No warrants were exercise relating to this transaction by the release date of the financial statements.

As of March 31, 2025 and September 30, 2024, there were 4,500,000 and 1,458,333 warrants were outstanding respectively.

Following is a summary of the warrant activity for the six months ended March 31, 2025, and for the years ended September 30, 2024 and 2023:

			Weighted
			Average
			Remaining
		Average	Contractual
	Number of Warrants	Exercise Price	Term in Years

Outstanding at September 30, 2023	—	$—	—
Granted	1,458,333	0.72	5.38
Exercised	—	—	—
Surrendered	—	—	—
Expired	—	—	—
Outstanding at September 30, 2024	1,458,333	0.72	5.38
Granted	12,681,818	0.68	5.14
Exercised	(9,640,151)	1.65	—
Surrendered	—	—	—
Expired	—	—	—
Outstanding at March 31, 2025	4,500,000	0.72	5.14

The fair value of the warrants was calculated using the Binomial Model with the following assumptions as follows:

	Oct 14,	Nov 5,	Nov 12,
Warrants	2024	2024	2024
Market price per share (USD/share)	$0.77	$0.84	$1.13
Exercise price (USD/share)	0.61-0.72	0.72	0.72
Risk free rate	3.89%	4.17%	4.33%
Dividend yield	—%	—	—
Expected term/Contractual life (years)	5.25	5.50	5.50

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 TAXATION

The Company and its subsidiaries file tax returns separately.

1) Income tax

The Company is a Cayman Islands exempted company and currently conducts operations primarily through subsidiaries that are incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong.

The Cayman Islands

The Company and PGAM are incorporated in the Cayman Islands and the Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from November 2, 2018.

There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but are otherwise not a party to any other double tax treaties.

British Virgin Islands

PPWM and PAI are subsidiaries of the Company incorporated in the British Virgin Islands. There is no income or other tax in the British Virgin Islands imposed by withholding or otherwise on any payment to be made to or by the subsidiary incorporated in the British Virgin Islands.

California

PWAI incorporated in California, the California currently levy 8.84% business taxes on corporations based upon taxable income and the U.S. currently levy 21% federal corporate taxes on corporations based upon net taxable income. The Company’s subsidiary, PWAI, in California did not have assessable income that were derived in California for the six months ended March 31, 2025. Therefore, no California tax has been provided for the six months ended March 31, 2025.

Singapore

Wealth AI is subsidiary of the Company incorporated in Singapore. There is no income or other tax in the Singapore imposed by withholding or otherwise on any payment to be made to or by the subsidiary incorporated in the Singapore.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. The Company subsidiaries registered in Hong Kong are now subject to the new assessments in Hong Kong beginning in its fiscal year 2019. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%. The Company’s subsidiary, PWM, in Hong Kong did not have assessable profits that were derived in Hong Kong for the six months ended March 31, 2025 and 2024. Therefore, no Hong Kong profit tax has been provided for the six months ended March 31, 2025 and 2024. PPWM, the Company’s BVI subsidiary, is doing business in Hong Kong and derives its income primarily in the region.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 TAXATION (cont.)

PPWM is subject to Hong Kong profit tax with statutory tax rate of 16.5% according to the relevant tax laws and regulations of Hong Kong. PAM, the Company’s Hong Kong subsidiary, is doing business in Hong Kong and derives its income primarily in the region. PAM is subject to Hong Kong profit tax and has elected the two-tiered profits tax rates from the year of 2018/2019 onwards.

The components of the income taxes provision are:

	For six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Current	$—	$7,184
Deferred	(46,948)	6,825
Total income taxes (benefits) provision	$(46,948)	$14,009

Significant components of deferred tax assets were as follows:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Deferred tax assets	$—	$—
Current period addition(1)	—	5,620
Current period reversal(1)	—	—
Exchange rate effect	—	—
Gross deferred tax assets	$—	$5,620
Less: valuation allowance	—	(5,620)
Total deferred tax assets	—	—

(1)	The Group had a net taxable loss of HK$532,308 (US$68,124) arising from the PAM’s operation as of September 30, 2024, which was available to reduce future taxable income, and all of these losses can be carried forward indefinitely. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. On the basis of this evaluation, the Group recognized a valuation allowance against deferred tax assets on tax loss carry-forwards of $5,620 for the years ended September 30, 2024

Significant components of deferred tax liabilities were as follows:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Deferred tax liabilities(1)	$11,390	$14,415
Current period addition(1	87,118	—
Current period reversal(2)	(80)	(3,112)
Exchange rate effect	(9)	87
Deferred tax liabilities, net	$98,419	$11,390

(1)	As an impact of Topic 606, the Company recognized revenues from renewal premiums when performance obligation delivered by increasing the opening balance of retained earnings and recording a deferred tax liability of $11,390 at the beginning of 2024. The deferred tax liabilities resulted from a temporary difference between the accounting income before income taxes and taxable income.

(2)	The reversal of deferred tax liabilities was as the receivables were billable due to the renewal of insurance of HK$624 and HK$24,313 respectively as of March 31, 2025 and September 30, 2024.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 TAXATION (cont.)

Income before income taxes is attributable to the following tax jurisdictions:

	For six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Hong Kong	$(354,493)	$152,540
Cayman	(3,316,373)	(641,960)
Singapore	(11,170)	—
Loss before income taxes	$(3,682,036)	$(489,420)

Reconciliation between the Hong Kong statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	For six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Loss before income taxes expenses	$(3,682,036)	$(489,420)
Income tax statutory rate	16.5%	16.5%
Income tax (benefit) expense at statutory tax rate	(607,534)	(80,754)
Reconciling items:
Effect of tax-exempt for subsidiaries incorporated in Cayman Islands and Singapore	549,045	105,924
Effect of valuation allowance on deferred tax assets	—	6,825
Effect of different tax rates for the first HK$2 million(1)	9,599	(6,913)
Effect of non-deductible item	1,942	(11,073)
Income taxes (benefit) expense	(46,948)	14,009
Effective income tax rate	1.28%	2.86%

(1)	From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2.0 million (approximately $0.26 million), and 16.5% on any part of assessable profits over HK$2.0 million (approximately $0.26 million). If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%.

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 RELATED PARTIES BALANCES AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Mr. Chi Tak Sze, the controlling shareholder and one of the directors of the Group as of September 30, 2024. Mr. Chi Tak Sze resigned his position of director of the Company on February 21, 2025. As of the date of this report, Mr. Chi Tak Sze is no longer the controlling shareholder.

(b)	Prestige Financial Holdings Group Limited, a holding company controlled by Mr. Chi Tak Sze as of September 30, 2024. Prestige Financial Holdings Group Limited had been undergoing a court winding up process since December 2, 2024, and is no longer controlled by Mr. Chi Tak Sze.

(c)	Prestige Securities Limited, an entity under the control of Prestige Financial Holdings Group Limited

(d)	Mr. Hongtao Shi resigned his position of Chief Executive Officer and Chairperson of the Board of the Company on December 19, 2024 and January 6, 2025 respectively.

(e)	Mr. Ngat Wong resigned his position of Chief Financial Officer and Chief Operational Officer of the Company on February 27, 2025 and April 10, 2025 respectively.

Amounts due from related parties

The balances of amount due from related parties were as followings:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Prestige Financial Holdings Group Limited (“PFHL”)(1)	—	1,686,600
Prestige Securities Limited (“PSL”) (2)	—	15,432
Less: Provision of current expected credit losses	—	(1,702,032)
Total	$—	$—

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

The balances of amount due to related parties were as followings:

	As of March 31, 2025	As of September 30, 2024
	(Unaudited)
Hongtao Shi (3)	—	65,001
Ngat Wong (4)	—	20,600
Total	$—	$85,601

(1)	The balances as of September 30, 2024 mainly represented the balances due from PFHGL, a former related party, for its operation purpose, which were due upon request. On December 7, 2024, the Group received a letter and was informed that PFHGL was in liquidation by an Order made by the Eastern Caribbean Supreme Court in the British Virgin Islands since December 2, 2024. As of the date of this report, the Group was still in the process of collection. During the year ended September 30, 2024, the Group provided a full allowance for credit losses, as the credit risk was perceived as remote. As of September 30, 2024, the allowance for credit losses were $1,686,600. PFHGL is no longer a related party since December 2024.

(2)	The balance as of September 30, 2024 mainly represented the rental fee from Prestige Securities Limited. Prestige Securities Limited is an entity wholly owned by PFHGL. The Group leases the office premises to Prestige Securities Limited under non-cancelable operating leases with an expiration date on June 30, 2025. The monthly rental expense is HK$ 10,000. As of September 30, 2024, the Group provided full allowance for the credit losses accordingly considering the status of PFHGL. As of September 30, 2024, the allowance for credit losses were $15,432. Prestige Securities Limited is no longer a related party since December 2024.

(3)	The balance as of September 30, 2024 mainly represented the expense paid on behalf from Hongtao Shi for Group’s operation. Mr. Hongtao Shi resigned his position of Chief Executive Officer and Chairperson of the Board of the Company on December 19, 2024 and January 6, 2025 respectively.

(4)	The balance as of September 30, 2024 mainly represented the expense paid on behalf from Ngat Wong for Group’s operation. Mr. Ngat Wong resigned his position of Chief Financial Officer and Chief Operational Officer of the Company on February 27, 2025 and April 10, 2025 respectively.

Related party transactions

Following is the related party transactions for the six months ended March 31, 2025 and 2024:

	For six months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Rental income incurred by renting to Prestige Securities Limited	$—	$(7,673)

PRESTIGE WEALTH INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 SEGMENT REPORTING

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s assets are substantially all located in Hong Kong and substantially all of the Company’s revenue and expense are derived from Hong Kong. Therefore, no geographical segments are presented.

Note 12 SUBSEQUENT EVENT

On April 23, 2025, the Company entered into an Amended and Restated Securities Purchase Agreement (the “Amended and Restated Agreement”) with certain accredited investors for a private placement offering, which amended and restated a Securities Purchase Agreement dated as of March 7, 2025. Pursuant to the terms of the Amended and Restated Agreement, the Company agreed to sell, and the investors agreed to purchase, (i) 32,608,696 Class A ordinary shares, par value $0.000625 per share (the “Ordinary Shares”); (ii) Series C ordinary warrants to purchase up to 24,456,522 Ordinary Shares, and (iii) Series D ordinary warrants to purchase up to 24,456,522 Ordinary Shares (collectively, the “Private Placement”). The purchase price for each Ordinary Share and associated Series C ordinary warrant and Series D ordinary warrant is US$0.23. The Private Placement was consummated on August 14, 2025. The Company received an aggregate amount of gross proceeds from the Private Placement of approximately US$7,500,000, before deducting any offering expenses payable by the Company.

On April 25, 2025, the Company entered into a Project Outsourcing Agreement (the “Agreement”) with (i) InnoSphere Tech Inc. (“InnoSphere Tech”), a wholly-owned subsidiary of the Company, and (ii) certain service providers (“Party B”). Pursuant to the Agreement, Party B will provide services for the construction of MGAI Privatization Large Model System to InnoSphere Tech. In consideration of the services, the Company will issue to Party B (or its designees) 10,000,000 newly issued restricted shares (the “Shares”) of the Company’s Class A ordinary shares of par value US$0.000625 each at a price of US$0.265 per Share.

On June 25, 2025, the Company entered into a definitive share purchase agreement pursuant to which the Company agreed to sell all of the issued and outstanding shares of Prestige Assets International Inc. (“PAII”), a wholly owned subsidiary incorporated in the British Virgin Islands, and three subsidiaries of PAII, namely Prestige Asset Management Limited, Prestige Global Asset Management Limited and Prestige Global Capital Inc., operating asset management business, to a third party. The transaction closed on the same day.

Other than the subsequent event described above, the Company has not identified any events with a material financial impact on the Company’s condensed consolidated financial statements.